February 4, 2020

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Tim Buchmiller and Suzanne Hayes
Re:	Calliditas Therapeutics AB

Draft Registration Statement on Form F-1

Submitted December 13, 2019

CIK No. 0001795579

Dear Mr. Buchmiller and Ms. Hayes:

This letter is being confidentially submitted on behalf of Calliditas Therapeutics AB (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on December 13, 2019 (the “DRS”), as set forth in the Staff’s letter dated January 10, 2020 addressed to Ms. Aguiar-Lucander, the Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the description of the Staff’s comments refer to the DRS, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the DRS).

Draft Registration Statement on Form F-1 submitted on December 13, 2019

Cover Page

1.	We note your disclosure of the closing price of your common shares on Nasdaq Stockholm in SEK, which will be equal to the disclosed price per ADS in U.S. dollars based on the SEK/U.S. dollar exchange rate as of the most recent date. Additionally, we note your disclosure on page 161 indicating that the price will be determined by negotiations with the underwriters considering results of operations, current financial condition, future prospects, markets, economic conditions in and future prospects for your industry, management, and currently prevailing general conditions in the equity security markets, including current market conditions of comparable companies. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate in lieu of a price range, assuming the U.S. IPO price will be substantially similar to the home market trading price and you provide clarification of this intention. If you expect that the U.S. IPO price will not be substantially similar to the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the Nasdaq Stockholm market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See, for example, Item 501(b)(3) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the factors identified on page 166 of Amendment No. 1 would affect the pricing of its ADSs in the U.S. IPO, but expects that the U.S. IPO price will be substantially similar to the market trading price of the common shares on the Nasdaq Stockholm, converted to U.S. dollars at the most recent exchange rate, as disclosed on the prospectus cover and modified based on the conditions set forth on page 166 of Amendment No. 1. Accordingly, the Company has revised page 166 of Amendment No. 1 to clarify its expectations. In addition, the Company directs the Staff to its disclosure on the cover page of the prospectus that the final offering price for the securities in the global offering will be determined through negotiations between the Company and the representatives of the underwriters for the global offering, and by reference to the prevailing market prices of the Company’s common shares on Nasdaq Stockholm after taking into account market conditions and other factors. The Company respectfully advises the Staff that it believes such disclosure constitutes a bona fide estimate of the pricing terms that the Company may obtain in the global offering, responsive to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

2.	It appears from your disclosure in the first risk factor on page 14 that the FDA, EMA and comparable regulatory authorities have not determined the required level of reduction of proteinuria that you would need to demonstrate in order to obtain marketing approvals based on that surrogate biomarker. Please clarify your statement that Nefecon was associated with a statistically significant and clinically meaningful reduction in proteinuria to clarify that the FDA and EMA have not determined the required reduction for purposes of your trials and that the reduction you have observed in your trials might not be a sufficiently significant reduction to satisfy the FDA and EMA.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 91 of Amendment No. 1 in response to the Staff’s comment.

3.	Please clarify in the summary that the FDA's accelerated approval pathway may not lead to a faster development process or regulatory review and does not increase the likelihood that a product candidate will receive approval.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 91 of Amendment No. 1 in response to the Staff’s comment.

Our Pipeline, page 4

4.	Please remove the 2021 anticipated milestone related to filing an NDA. This appears to be a prediction that the Phase 3 trial will be successful.

RESPONSE: The Company respectfully advises the Staff that it has revised its graphic on pages 5 and 96 of Amendment No. 1 in response to the Staff’s view that the anticipated milestone related to the filing of marketing applications in the United States and the European Union suggests a prediction that the Phase 3 clinical trial of Nefecon will be successful. The revised disclosure qualifies this anticipated milestone to convey that such filings would only occur if the Company observes favorable results in its Phase 3 clinical trial. The Company believes that the expected timing of a significant inflection point such as the filing of marketing applications, appropriately qualified, is important to convey to investors. Such disclosure identifies the stage of development of the Company’s lead product candidate, but more importantly also alerts potential investors to the occurrence of a significant event in the short term that may materially impact the Company’s business and results of operations. For example, the Company discloses that it anticipates that its expenses will increase substantially if and as it, among other things, seek regulatory approval for Nefecon and/or any product candidates that successfully complete clinical trials. See “Risk Factors—We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.” in Amendment No. 1. For the foregoing reasons, the Company believes that, as qualified, disclosure of the expected timing of the filing of its marketing applications for Nefecon is appropriate and meaningful to potential investors for the offering.

Implications of Being an Emerging Growth Company, page 6

5.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Our product candidates may have serious adverse, undesirable or unacceptable side effects ..., page 18

6.	Please identify the two drug-related serious adverse events.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 19 of Amendment No. 1 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Warrants, page 85

7.	You disclose in Note 8 on page F-19 that warrants are measured at fair value using the Black-Scholes model. Revise your disclosure to explain why illiquidity rebates are used in the valuation and the impact the illiquidity rebates and negative risk-free rates factors have on your estimates of fair value. Please explain to us your basis for including illiquidity rebates with the typical assumptions used to employ the Black-Scholes model and tell us how you determined the illiquidity rebates of 30% and 15% are reasonable.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages F-19 and F-20 of Amendment No. 1 in response to the Staff’s comment.

The Company supplementally advises the Staff that in the original submission of the DRS, it had included illiquidity rebates with the typical assumptions that management used to employ the Black-Scholes model because this methodology is consistent with generally accepted valuation practices in Sweden and has been accepted by the Swedish tax agency. The Company believes these calculations provided the best estimate of fair value of the warrants at the time they were issued.

The Company believes that the illiquidity rebates of 30% and 15% were reasonable as applied to warrants under the 2017 warrant program and 2018 warrant program, respectively, based on a review of various published studies, including Amihud, Anson, Moroney, Bruce Johnson, and Chaffee, examining observed historical discounts applied to certain types of illiquid securities and various methods to quantify those discounts. With respect to the 2017 warrant program, the Company utilized an increased illiquidity rebate of 30%, given the underlying shares were not registered when the warrants were issued, and the warrants were subject to additional restrictions on transfer.

The Company acknowledges that IFRS 2 requires certain specific calculations that may differ from fair value and from the methodology used by the Company. However, the Company notes that the 2015 program was not within the scope of IFRS 2, as the warrants in this program was sold to the purchasers at the calculated fair value, and there was no vesting period, Company call option, or other features that required any future service from the employees. Therefore, there was no impact to the consolidated statement of income, and IFRS 2 valuation concepts do not apply to this program. The 2015 program matured without exercise in 2019 and will not be present in the 2019 financial statements that the Company intends to include in a future amendment of its registration statement.

The Company acknowledges that IFRS 2 applies to the warrants in the 2017 and 2018 program as those warrants included certain call option rights maintained by the Company in the event that an employee leaves the Company prior to exercise. The Company has performed Black-Scholes valuations using IFRS 2 inputs for the warrants in the 2018 program (including adjusting the expected life of the option but not including any discount for lack of marketability of the warrants), and found that the difference in value would cause an immaterial difference from the value calculated under the Company’s original methodology.

Therefore, in Amendment No. 1, the Company has updated its disclosures to show the revised inputs that are compliant with IFRS 2 used in the Black-Scholes calculation for the warrants under the 2017 and 2018 program and to remove the disclosures around the valuation of the warrants in the 2015 program, as IFRS 7 does not require these disclosures for financial instruments such as these that are issued by the Company and meet the definition of equity instruments.

Budenofalk for Autoimmune Hepatitis, page 103

8.	Please file the in-licensing agreement with Falk Pharma as an exhibit or explain the basis for your determination that it is not required to be filed.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not view the license agreement with Falk Pharma as a material agreement which would be required to be filed as an exhibit to the DRS pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business that is material to the registrant. Under Item 601(b)(10)(ii), “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” The Company advises the Staff that it does not believe any of the categories set forth in Item 601(b)(10)(ii), subsections (A), (C), or (D) apply to the license agreement with Falk Pharma. The category in subsection (B) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company advises the Staff that the license agreement with Falk Pharma was entered into in the ordinary course of business. As described in the DRS, the Company is a clinical-stage biopharmaceutical company focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. The Company has disclosed in the DRS that one of its key strategies is to in-license product candidates for renal and orphan diseases. As a result, the Company would be expected to enter into license agreements from time to time in order to secure certain intellectual property rights necessary or desirable for the commercialization of its product candidates. Such license agreements would ordinarily accompany the business of identifying and commercializing therapeutic products. Accordingly, the Company respectfully advises the Staff that it does not generally consider the license agreement with Falk Pharma to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

Furthermore, the Company advises the Staff that its business is not “substantially dependent” on the license agreement with Falk Pharma. As described in the DRS, the Company plans to evaluate the use of Budenofalk for the treatment of Autoimmune Hepatitis (“AIH”) in the United States but is still in the early stages of doing so. For example, the Company anticipates discussing its development plans for AIH with the FDA in 2020 and, to date, no clinical trials have been conducted or commenced by the Company for this candidate. The Company believes that its business is currently reliant on its lead product candidate, Nefecon for IgA nephropathy (“IgAN”), which is in Phase 3 clinical development. For the foregoing reasons, the Company believes that its business is not “substantially dependent” on the license agreement with Falk Pharma within the meaning of subsection B of Item 601(b)(10)(ii) of Regulation S-K.

The Company supplementally advises the Staff that it will continue to evaluate in future periods whether the license agreement with Falk Pharma rises to the level of substantial dependence or otherwise satisfies the definition of a “material contract” under Item 601(b)(10) of Regulation S-K.

License Agreement with Everest Medicines, page 104

9.	Please revise to disclose the tiered royalty ranges within a ten-percent range (e.g., 5% to 15%, single digit to mid-teens or two tiers ranging up to 20%). Provide similar disclosure for the royalty payments that may be required under the license agreements with Archimedes and Dr. Falk Pharma indicated on page 83.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 79, 85, 108 and F-26 of Amendment No. 1 in response to the Staff’s comment.

Patents, page 106

10.	We note your disclosure that you license a patent family that protects a formulation for the oral delivery of budesonide and the medicinal use thereof. Please identify the co-owner of the patent family, describe the material terms of the license agreement and file this agreement as an exhibit in accordance with Regulation S-K Item 601(b)(10)(ii)(B).

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 110 of Amendment No. 1 to identify the co-owner of the patent family that protects a formulation for the oral delivery of budesonide and the medicinal use thereof as Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd.

With regards to the License Agreement with Archimedes Development Ltd (the “Archimedes Agreement”), the Company respectfully advises the Staff that it does not view the Archimedes Agreement as material and that it would not meet any of the tests set forth in Item 601(b)(10)(ii)(A-D) of Regulation S-K described in further detail in the Company’s response to the Staff’s comment No. 8 above. Accordingly, it does not believe that the material terms of the license agreement are required to be disclosed nor is the Archimedes Agreement required to be filed as an exhibit to the DRS pursuant to Item 601(b)(10) of Regulation S-K.

The Company believes that subsection B of Item 601(b)(10)(ii) of Regulation S-K is inapplicable to the Archimedes Agreement because the Company’s business is not “substantially dependent” on such agreement. Pursuant to the Archimedes Agreement, the Company is a co-owner of the patent family to which it has a sole and exclusive global license, even in relation to the other co-owner, in any field of use. As a co-owner of the patent family, the Company may exploit such intellectual property even without such a license. Instead, the Company obtained this license to exclude third parties from seeking to exploit the patent. However, the Company believes that there are additional and significant barriers to entry that would prevent third parties from developing a formulation of budesonide to treat IgAN. For example, as described on page [96] of the DRS, the Company has developed its proprietary formulation technology and internally-developed know-how to create Nefecon, and that such technology will constitute a barrier to entry that would require significant time, focus and investment for a competitor to overcome. As described on page [107] of the DRS, the Company discloses that it has gained significant know-how related to the composition, manufacturing process and drug release performance of Nefecon through its product development efforts. As a result, the Company believes that even if it loses the exclusive license to the co-owned patent under the Archimedes Agreement, the Company’s business and the development and commercialization of Nefecon, if approved for marketing, would not be materially affected. For the foregoing reasons, the Company does not believe that the Archimedes Agreement is required to be filed as an exhibit to the DRS because the agreement is of a nature that would ordinarily accompany the kind of business conducted by the Company, and the Company is not “substantially dependent” on this agreement within the meaning of subsection B of Item 601(b)(10)(ii) of Regulation S-K.

11.	Please revise to clarify if your patent protection and related license is limited to the oral drug delivery composition of budesonide or if other budesonide delivery mechanisms are separately licensed to other parties or are protected under different patents. If you could be subject to competition from other delivery methods of budesonide, or other corticosteroids, that would not be protected by your current patents, please include appropriate disclosure, including risk factor disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described on page 110 of Amendment No. 1, the co-owned patent family that is the subject of the license agreement covers a formulation for the oral delivery of budesonide and the medicinal use thereof.  As discussed in the DRS, budesonide is an established local immunosuppressant that is the active ingredient in the treatments of a variety of indications such as asthma, allergic rhinitis, Crohn’s disease and ulcerative colitis.  The Company supplementally advises the Staff that budesonide, which is now off-patent, is delivered through a variety of administration routes such as intra-nasal suspension, pulmonary suspension or powder, enemas and topical creams.  These treatments have been developed and marketed by other companies and, as a result, the Company is unable to ascertain the scope and nature of the patents and licenses, if any, that cover these other uses of budesonide.

The Company supplementally advises the Staff that it does not believe it is subject to competition from budesonide products delivered by other routes of administration.  As described in the DRS, the Company’s lead product candidate, Nefecon, seeks to treat IgAN, a disease for which most scientific studies have found that its pathogenesis begins in the ileum, the distal part of the small intestine.  The Company believes that delivery of the active ingredient to the Peyer’s patches in the ileum can be effectively achieved only through oral administration and travel through the stomach and intestine.  Similarly, the Company’s other product candidates described in the DRS are designed to treat autoimmune liver indications by exposing budesonide to the patient’s liver through the intestine.  The Company believes that none of the other delivery routes for budesonide can be utilized to achieve the exposure needed to address these indications.

The Company supplementally advises the Staff that it does not believe that it will be subject to competition from products containing a corticosteroids other than budesonide. The Company is aware of other corticosteroids, but believes that their properties, such as bioavailability, render them unsuitable to treat the disease indications that the Company is pursuing.

Principal Shareholders, page 133

12.	Please identify the natural persons who are the beneficial owners of the shares held by the 5% or greater shareholders identified in your table.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosure in a later amendment to the registration statement.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

13.	We note your disclosures on page F-9 in which you discuss the change in accounting principle. Please have your auditor tell us why it did not include an explanatory paragraph discussing this change in accounting principle in accordance with PCAOB AS 3101.18.c. and AS 2820.

RESPONSE: The Company respectively advises the Staff that its independent registered public accounting firm has revised its report to include an explanatory paragraph, which is included in Amendment No. 1.

* * *

Should you have further comments or questions with regard to the foregoing, please contact the undersigned at (212) 813-8885.

Sincerely,

/s/ Michael Rosenberg, Esq.

Michael Rosenberg, Esq.

Enclosures:

cc:	Renée Aguiar-Lucander, Calliditas Therapeutics AB

Fredrik Johansson, Calliditas Therapeutics AB

Kristopher D. Brown, Esq., Goodwin Procter LLP

James Xu, Esq., Goodwin Procter LLP

Divakar Gupta, Esq., Cooley LLP

Marc A. Recht, Esq., Cooley LLP

Joshua A. Kaufman, Esq., Cooley LLP

Madison A. Jones, Esq., Cooley LLP